UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2014

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2014

ITEM 1 — FINANCIAL STATEMENTS

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended March 31,
	2014	2013
	$	$

VOYAGE REVENUES (note 9a)	101,490	97,107

OPERATING EXPENSES
Voyage expenses	1,333	391
Vessel operating expenses (note 9a)	24,256	25,316
Depreciation and amortization	24,110	24,143
General and administrative (note 9a)	6,408	5,469

Total operating expenses	56,107	55,319

Income from vessel operations	45,383	41,788

OTHER ITEMS
Equity income (note 5)	20,373	26,424
Interest expense (note 7)	(14,831)	(13,248)
Interest income	648	515
Realized and unrealized loss on derivative instruments (note 10)	(7,521)	(8,285)
Foreign currency exchange (loss) gain (notes 7 and 10)	(779)	8,211
Other income	218	469

	(1,892)	14,086

Net income before income tax expense	43,491	55,874
Income tax expense (note 8)	(395)	(843)

Net income	43,096	55,031
Other comprehensive loss:
Unrealized net loss on qualifying cash flow hedging instrument in equity accounted joint ventures net of amounts reclassified to equity income (note 5)	(552)	—

Other comprehensive loss	(552)	—

Comprehensive income	42,544	55,031

Non-controlling interest in net income	4,850	586
General Partner’s interest in net income	7,155	5,965
Limited partners’ interest in net income	31,091	48,480
Limited partners’ interest in net income per common unit
• Basic	0.42	0.70
• Diluted	0.42	0.70
Weighted-average number of common units outstanding:
• Basic	74,199,534	69,683,763
• Diluted	74,226,654	69,686,503

Cash distributions declared per common unit	0.6918	0.6750

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at	As at
	March 31,	December 31,
	2014	2013
	$	$
ASSETS
Current
Cash and cash equivalents	94,824	139,481
Accounts receivable, including non-trade of $17,093 (2013 – $18,084) (note 10)	19,601	19,844
Prepaid expenses	7,478	5,756
Current portion of derivative assets (note 10)	17,921	18,444
Current portion of net investments in direct financing leases (note 4)	16,886	16,441
Current portion of advances to joint venture partner (note 6a)	—	14,364
Advances to affiliates (notes 9b and 10)	3,606	6,634

Total current assets	160,316	220,964

Restricted cash – long-term (note 4)	498,208	497,298

Vessels and equipment
At cost, less accumulated depreciation of $428,879 (2013 – $413,074)	1,244,537	1,253,763
Vessels under capital leases, at cost, less accumulated depreciation of $154,153 (2013 – $152,020)	535,700	571,692
Advances on newbuilding contracts (notes 9e and 11a)	98,055	97,207

Total vessels and equipment	1,878,292	1,922,662

Investment in and advances to equity accounted joint ventures (notes 5, 6b and 9d)	691,804	671,789
Net investments in direct financing leases (note 4)	679,013	683,254
Other assets	31,162	28,284
Derivative assets (note 10)	84,241	62,867
Intangible assets – net	94,413	96,845
Goodwill – liquefied gas segment	35,631	35,631

Total assets	4,153,080	4,219,594

LIABILITIES AND EQUITY
Current
Accounts payable	3,498	1,741
Accrued liabilities (notes 10 and 14)	43,615	45,796
Unearned revenue	12,819	15,455
Current portion of long-term debt (note 7)	97,583	97,114
Current obligations under capital lease (note 4)	93,613	31,668
Current portion of derivative liabilities (note 10)	78,452	76,980
Advances from affiliates (note 9b)	25,154	19,270

Total current liabilities	354,734	288,024

Long-term debt (note 7)	1,661,435	1,680,393
Long-term obligations under capital lease (note 4)	472,990	566,661
Long-term unearned revenue	35,312	36,689
Other long-term liabilities (notes 4 and 5)	73,705	73,140
Derivative liabilities (note 10)	147,628	130,903

Total liabilities	2,745,804	2,775,810

Commitments and contingencies (notes 4, 5, 7, 10 and 11)

Equity
Limited Partners	1,319,280	1,338,133
General Partner	52,143	52,526
Accumulated other comprehensive (loss) income	(421)	131

Partners’ equity	1,371,002	1,390,790
Non-controlling interest	36,274	52,994

Total equity	1,407,276	1,443,784

Total liabilities and total equity	4,153,080	4,219,594

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2014	2013
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	43,096	55,031
Non-cash items:
Unrealized gain on derivative instruments (note 10)	(1,723)	(1,241)
Depreciation and amortization	24,110	24,143
Unrealized foreign currency exchange loss (gain) (notes 7 and 10)	332	(9,016)
Equity income	(20,373)	(26,424)
Amortization of deferred debt issuance costs and other	285	672
Change in operating assets and liabilities	1,493	3,639
Expenditures for dry docking	(5,821)	(10,243)

Net operating cash flow	41,399	36,561

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	3,648	178,797
Scheduled repayments of long-term debt	(21,421)	(18,785)
Prepayments of long-term debt	(5,000)	(10,000)
Scheduled repayments of capital lease obligations	(1,779)	(2,592)
Advances to equity accounted joint ventures (note 6b)	—	(16,785)
Increase in restricted cash	(564)	(424)
Cash distributions paid	(58,895)	(52,972)
Novation of derivative liabilities (note 9f)	2,985	—
Dividends allocated to non-controlling interest	(7,206)	(144)

Net financing cash flow	(88,232)	77,095

INVESTING ACTIVITIES
Purchase of equity accounted investments (note 5)	—	(136,841)
Receipts from direct financing leases	3,796	1,591
Expenditures for vessels and equipment	(1,620)	(1,001)

Net investing cash flow	2,176	(136,251)

Decrease in cash and cash equivalents	(44,657)	(22,595)
Cash and cash equivalents, beginning of the period	139,481	113,577

Cash and cash equivalents, end of the period	94,824	90,982

Supplemental cash flow information (note 15)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
					Non-
	Partners’ Equity				controlling
				Accumulated	Interest	Total
				Other
				Comprehensive
	Limited		General	(Loss) Income
	Partners		Partner	(Note 5)
	Number of
	Common Units	$	$	$	$	$
Balance as at December 31, 2013	74,196	1,338,133	52,526	131	52,994	1,443,784
Net income	—	31,091	7,155	—	4,850	43,096
Other comprehensive loss	—	—	—	(552)	—	(552)
Cash distributions	—	(51,329)	(7,566)	—	—	(58,895)
Dividends allocated to non-controlling interest	—	—	—	—	(21,570)	(21,570)
Equity based compensation (note 13)	15	1,385	28	—	—	1,413

Balance as at March 31, 2014	74,211	1,319,280	52,143	(421)	36,274	1,407,276

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership formed under the laws of the Republic of The Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Partnership). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2013, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 29, 2014. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 2 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2013. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at a fair value on a recurring basis.

			March 31, 2014		December 31, 2013
	Fair Value		Carrying	Fair	Carrying	Fair
	Hierarchy		Amount	Value	Amount	Value
	Level		Asset	Asset	Asset	Asset
			(Liability)	(Liability)	(Liability)	(Liability)
			$	$	$	$

Recurring:
Cash and cash equivalents and restricted cash	Level 1		593,032	593,032	636,779	636,779
Derivative instruments (note 10)
Interest rate swap agreements – assets	Level 2		104,155	104,155	81,119	81,119
Interest rate swap agreements – liabilities	Level 2		(220,521)	(220,521)	(200,762)	(200,762)
Cross currency swap agreements	Level 2		(14,290)	(14,290)	(18,236)	(18,236)
Other derivative	Level 3		2,500	2,500	6,344	6,344
Other:
Advances to equity accounted joint ventures (note 6b)		(i)	85,302	(i)	85,135	(i)
Advances to joint venture partner (note 6a)		(ii)	—	—	14,364	(ii)
Long-term debt – public (note 7)	Level 1		(267,187)	(280,814)	(263,534)	(274,240)
Long-term debt – non-public (note 7)	Level 2		(1,491,831)	(1,404,821)	(1,513,973)	(1,409,252)

(i)

The advances to equity accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

(ii)

The Partnership owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), essentially giving the Partnership a 69% interest in the Teekay Tangguh Joint Venture. The advances from the Teekay Tangguh Joint Venture to the joint venture partner together with the joint venture partner’s equity investment in the Teekay Tangguh Joint Venture form the net aggregate carrying value of the joint venture partner’s interest in the Teekay Tangguh Joint Venture in these consolidated financial statements. The fair value of the individual components of such aggregate interest was not determinable as at December 31, 2013.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the three months ended March 31, 2014 and 2013 for the Partnership’s other derivative asset (liability), the Toledo Spirit time-charter derivative, which is described below and is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended March 31,
	2014	2013
	$	$
Fair value at beginning of period	6,344	1,100
Realized and unrealized (losses) gains included in earnings	(2,300)	2,500
Settlements	(1,544)	—

Fair value at end of period	2,500	3,600

The Partnership’s Suezmax tanker, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. In order to reduce the variability of its revenue under the Toledo Spirit time-charter, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates as well as an estimated discount rate. The estimated fair value of this other derivative as of March 31, 2014 is based upon an average daily tanker rate of $23,774 (March 31, 2013 – $22,511) over the remaining duration of the charter contract and a discount rate of 8.4% (March 31, 2013 – 8.8%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

b)	Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	March 31, 2014 $	December 31, 2013 $

Direct financing leases	Payment activity	Performing	695,899	699,695
Other receivables:
Long-term receivable included in other assets	Payment activity	Performing	10,364	8,095
Advances to equity accounted joint ventures (note 6b)	Other internal metrics	Performing	85,302	85,135
Advances to joint venture partner (note 6a)	Other internal metrics	Settled	—	14,364

			791,565	807,289

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

3.	Segment Reporting

The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended March 31,
	2014			2013
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $

Voyage revenues	74,964	26,526	101,490	68,030	29,077	97,107
Voyage expenses	823	510	1,333	—	391	391
Vessel operating expenses	14,714	9,542	24,256	13,993	11,323	25,316
Depreciation and amortization	18,113	5,997	24,110	17,290	6,853	24,143
General and administrative (i)	4,748	1,660	6,408	3,684	1,785	5,469

Income from vessel operations	36,566	8,817	45,383	33,063	8,725	41,788

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	March 31, 2014 $	December 31, 2013 $

Total assets of the liquefied gas segment	3,606,024	3,591,693
Total assets of the conventional tanker segment	421,547	456,186
Unallocated:
Cash and cash equivalents	94,824	139,481
Accounts receivable and prepaid expenses	27,079	25,600
Advances to affiliates	3,606	6,634

Consolidated total assets	4,153,080	4,219,594

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

4.	Vessel Charters

The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at March 31, 2014, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

Vessel Charters(i)	Remainder of 2014 $	2015 $	2016 $	2017 $	2018 $
Charters-in – capital leases(ii)(iii)(iv)(v)	50,743	31,790	31,672	54,953	51,296

Charters-out – operating leases(vi)	245,673	321,095	339,318	356,991	316,452
Charters-out – direct financing leases(vii)	53,492	74,908	75,064	204,109	173,701

	299,165	396,003	414,382	561,100	490,153

(i)

The Teekay Tangguh Joint Venture is a party to operating leases whereby it is leasing the Tangguh Hiri and the Tangguh Sago liquefied natural gas (or LNG) carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 4 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2013.

(ii)

As at March 31, 2014 and December 31, 2013, the Partnership had $475.8 million and $475.6 million, respectively, of cash which, including any interest earned on such amounts, is restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Partnership also maintains restricted cash deposits relating to amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $22.4 million and $21.7 million as at March 31, 2014 and December 31, 2013, respectively.

(iii)

As described in Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2013, the Partnership has leasing arrangements relating to five of its LNG carriers (three through Teekay Nakilat Corporation (or the RasGas II LNG Carriers) and two through the Teekay Tangguh Joint Venture, in which the Partnership owns 70% and 69% ownership interests, respectively). Under these arrangements, the Partnership is the lessee and the lessors claim tax depreciation on the capital expenditures they incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The Partnership’s carrying amount of the tax indemnification guarantees as at March 31, 2014 was $23.7 million (December 31, 2013 – $23.9 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, and ends in 2033 for two vessels and 2041 for three vessels. Although there is no maximum potential amount of future payments, Teekay Nakilat Corporation and the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat Corporation and the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(iv)	Excludes estimated charter hire payments of $833.1 million for the period from 2019 to 2037.
(v)

As at March 31, 2014, the Partnership was a party to capital leases on three Suezmax tankers, all of which are classified as current obligations under capital lease in the Partnership’s consolidated balance sheets. Under these capital leases, the owner has the option to require the Partnership to purchase the three vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts. For one of the three Suezmax tankers, the Huelva Spirit, the cancellation option was first exercisable in April 2014 and the Partnership received notice from the charterer of its intent to terminate the charter contract and proceed with the sale of the vessel. However, this vessel is still currently on charter pending the sale of the vessel to a third-party. Upon sale of the Huelva Spirit, the Partnership will not be required to pay the balance of the capital lease obligation of $26.8 million as at March 31, 2014, as the vessel under capital lease will be returned to the owner and the capital lease obligation will be concurrently extinguished. The amounts in the table assume the owner will not exercise its options to require the Partnership to purchase any of the three vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable, which is the 13th year anniversary of each respective contract.

(vi)

Minimum scheduled future operating lease revenues do not include revenue generated from new contracts entered into after March 31, 2014, revenue from unexercised option periods of contracts that existed on March 31, 2014, or variable or contingent revenues. Therefore, the minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues that may be recognized for any of the years.

(vii)

As described in Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2013, the Tangguh LNG Carriers’ time-charters are accounted for as direct financing leases. In addition, in September 2013 and November 2013, the Partnership acquired two 155,900-cubic meter LNG carriers (or Awilco LNG Carriers) from

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on a five- and four-year fixed-rate bareboat charter contract (each with a one year extension option), respectively, with Awilco holding a fixed-price purchase obligation at the end of the charter. The bareboat charters with Awilco are accounted for as direct financing leases.

5.	Equity Method Investments

In February 2013, the Partnership entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and, as of March 31, 2014, included 22 owned LPG carriers (including 12 newbuilding carriers scheduled for delivery between April 2014 and 2018) and four chartered-in LPG carriers. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, the Partnership invested $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The Partnership also paid a $2.7 million acquisition fee to Teekay Corporation that was recorded as part of the investment in Exmar LPG BVBA (see Note 9d). The excess of the book value of net assets acquired over Teekay LNG’s investment in Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA and recognition of goodwill, in accordance with the finalized purchase price allocation. Control of Exmar LPG BVBA is shared equally between Exmar and the Partnership. The Partnership accounts for its investment in Exmar LPG BVBA using the equity method.

From June to July 2013, the joint venture between the Partnership and Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) completed the refinancing of its short-term loan facilities by entering into separate long-term debt facilities totaling approximately $963 million. These debt facilities mature between 2017 and 2030. The Partnership agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, recorded a guarantee liability of $0.7 million. The carrying value of the guarantee liability as at March 31, 2014, was $0.6 million (December 31, 2013 – $0.6 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. In addition, the Teekay LNG-Marubeni Joint Venture entered into an eight-year interest rate swap with a notional amount of $160.0 million, amortizing quarterly over the term of the interest rate swap to $70.4 million at maturity. The interest rate swap exchanges the receipt of LIBOR-based interest for the payment of a fixed rate of interest of 2.20% in the first two years and 2.36% in the last six years. This interest rate swap has been designated as a qualifying cash flow hedging instrument for accounting purposes. The Teekay LNG-Marubeni Joint Venture uses the same accounting policy for qualifying cash flow hedging instruments as the Partnership uses. The Partnership accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method.

6.	Advances to Joint Venture Partner and Equity Accounted Joint Ventures

a) The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture. As of December 31, 2013, the Teekay Tangguh Joint Venture had non-interest bearing advances of $10.2 million to the Partnership’s joint venture partner, BLT LNG Tangguh Corporation, and advances of $4.2 million to its parent company, P.T. Berlian Laju Tanker. The advances to P.T. Berlian Laju Tanker were due on demand and bore interest at a fixed-rate of 8.0%. These advances by the Teekay Tangguh Joint Venture were made between 2010 and 2012 as advances on dividends. On February 1, 2014, the Teekay Tangguh Joint Venture declared dividends of $69.5 million of which $14.4 million was used to settle the advances made to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker.

b) The Partnership has a 50% interest in Exmar LPG BVBA and a 50% interest in another joint venture with Exmar (or the Excalibur Joint Venture), which owns an LNG carrier, the Excalibur. As of March 31, 2014, the Partnership had advances of $81.7 million due from Exmar LPG BVBA, of which $67.9 million was assumed through the acquisition of Exmar LPG BVBA, and $3.0 million is due from the Excalibur Joint Venture. These advances bear interest at LIBOR plus margins ranging from 0.50% to 2.0% and have no fixed repayment terms. As at March 31, 2014, the interest accrued on these advances was $0.6 million (December 31, 2013 - $0.4 million).

7.	Long-Term Debt

	March 31, 2014 $	December 31, 2013 $

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	230,000	235,000
U.S. Dollar-denominated Term Loan due through 2018	100,857	103,207
U.S. Dollar-denominated Term Loan due through 2018	122,917	125,000
U.S. Dollar-denominated Term Loan due through 2019	290,706	296,935
U.S. Dollar-denominated Term Loan due through 2021	294,844	297,956
U.S. Dollar-denominated Term Loan due through 2021	102,372	102,372
U.S. Dollar-denominated Unsecured Demand Loan	13,282	13,282
Norwegian Kroner-denominated Bond due in 2017	116,894	115,296
Norwegian Kroner-denominated Bond due in 2018	150,293	148,238
Euro-denominated Term Loans due through 2023	336,853	340,221

Total	1,759,018	1,777,507
Less current portion	97,583	97,114

Total	1,661,435	1,680,393

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

As at March 31, 2014, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $421.2 million, of which $191.2 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $27.9 million (remainder of 2014), $84.1 million (2015), $27.3 million (2016), $28.2 million (2017) and $253.7 million (2018). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts. In addition, the Partnership entered into a $130.0 million term loan, which as at March 31, 2014 was undrawn. The Partnership drew on the term loan in April 2014 and used the proceeds to partially prepay outstanding borrowings under the Partnership’s revolving facilities.

At March 31, 2014, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $100.9 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly interest and principal payments and a bullet repayment of $50.7 million due at maturity in 2018. This loan facility is collateralized by a first-priority mortgage on the five vessels to which the loan relates, together with certain other related security, and is guaranteed by the Partnership.

At March 31, 2014, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $122.9 million. Interest payments on this loan are based on LIBOR plus 3.20% and require quarterly interest and principal payments and a bullet repayment of $83.3 million due at maturity in 2018. This loan facility is collateralized by a first-priority mortgage on one vessel to which the loan relates, together with certain other related security, and is guaranteed by the Partnership.

The Partnership owns a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), a consolidated entity of the Partnership. The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2014, totaled $290.7 million, of which $122.5 million bears interest at a fixed-rate of 5.39% and requires quarterly interest and principal payments over the remaining term of the loan maturing in 2018 and 2019. The remaining $168.2 million bears interest based on LIBOR plus 0.68%, which requires quarterly interest payments over the remaining term of the loan and will require bullet repayments of approximately $56.0 million for each of the three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the three vessels to which the loan relates, together with certain other related security and certain guarantees from the Partnership.

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture, a consolidated entity of the Partnership. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2014, totaled $294.8 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.63%. One tranche reduces in quarterly payments while the other tranche correspondingly is drawn up with a final $95.0 million bullet payment for each of two vessels due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

At March 31, 2014, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $102.4 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20.0 million bullet payment for each of two vessels due at maturity in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated demand loan outstanding owing to Qatar Gas Transport Company Ltd. (Nakilat), which, as at March 31, 2014, totaled $13.3 million. Interest payments on this loan are based on a fixed interest rate of 4.84%. The loan is repayable on demand.

The Partnership has Norwegian Kroner (or NOK) 700 million of senior unsecured bonds that mature in May 2017 in the Norwegian bond market. As at March 31, 2014, the carrying amount of the bonds was $116.9 million and the bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.25%. The Partnership has a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88% (see Note 10) and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million.

The Partnership has NOK 900 million of senior unsecured bonds that mature in September 2018 in the Norwegian bond market. As at March 31, 2014, the carrying amount of the bonds was $150.3 million and the bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.35%. The Partnership has a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.43% (see Note 10) and the transfer of principal fixed at $150.0 million upon maturity in exchange for NOK 900 million.

The Partnership has two Euro-denominated term loans outstanding, which as at March 31, 2014, totaled 244.7 million Euros ($336.9 million). Interest payments are based on EURIBOR plus margins, which ranged from 0.60% to 2.25% as of March 31, 2014, and the loans require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at March 31, 2014 and December 31, 2013 was 2.48% and 2.48%, respectively. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 10). At March 31, 2014, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 3.20%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Partnership’s cross currency swap, the Partnership incurred foreign exchange (losses) gains of ($0.8) million and $8.2 million, of which these amounts were primarily unrealized, for the three months ended March 31, 2014 and 2013, respectively.

The aggregate annual long-term debt principal repayments required subsequent to March 31, 2014 are $75.7 million (remainder of 2014), $153.9 million (2015), $100.9 million (2016), $219.8 million (2017), $759.8 million (2018) and $448.9 million (thereafter).

The Partnership and a subsidiary of Teekay Corporation are borrowers under a loan arrangement and are joint and severally liable for the obligations to the lender. Obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Partnership agreed to pay, on the basis of its arrangement among the co-obligor, and any additional amount the Partnership expects to pay on behalf of the co-obligor. As of March 31, 2014, this loan arrangement had an outstanding balance of $200.3 million, of which $102.4 million was the Partnership’s share. The Partnership does not expect to pay any amount on behalf of its co-obligor.

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintains certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum level of leverage, and (d) one of the Partnership’s subsidiaries maintains restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at March 31, 2014, the Partnership, and Teekay Corporation and their affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

8.	Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended March 31,
	2014	2013
	$	$
Current	(395)	(648)
Deferred	—	(195)

Income tax expense	(395)	(843)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

9.	Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit, are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, commercial, crew training, advisory, business development, technical and strategic consulting services. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended
	March 31, 2014	March 31, 2013
	$	$
Revenues(i)	9,349	7,107
Vessel operating expenses(ii)	2,829	2,351
General and administrative(iii)	3,069	3,188

(i)

Commencing in 2008, the Arctic Spirit and Polar Spirit were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).

(ii)	Includes ship management and crew training services provided by Teekay Corporation.
(iii)

Includes commercial, strategic, advisory, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.

b) As at March 31, 2014 and December 31, 2013, non-interest bearing advances to affiliates totaled $3.6 million and $6.6 million, respectively, and non-interest bearing advances from affiliates totaled $25.2 million and $19.3 million, respectively. These advances are unsecured and have no fixed repayment terms.

c) The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The time-charter contract ends in August 2025, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled annually (see Notes 2 and 10).

d) In March 2013, the Partnership incurred a $2.7 million charge relating to a fee to Teekay Corporation for its support in the Partnership’s successful acquisition of its 50% interest in Exmar LPG BVBA (see Note 5). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

e) The Partnership has services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with shipbuilding and site supervision services relating to the five LNG newbuildings the Partnership owns. These costs are capitalized and included as part of advances on newbuilding contracts in the Partnership’s consolidated balance sheets. As at March 31, 2014 and December 31, 2013, shipbuilding and site supervision costs provided by Teekay Corporation subsidiaries totaled $0.5 million and $0.2 million, respectively.

f) In March 2014, two interest rate swap agreements were novated from Teekay Corporation to the Partnership. Teekay Corporation concurrently paid the Partnership $3.0 million in cash consideration, which represents the estimated fair value of the interest rate swap liabilities on the novation date.

10.	Derivative Instruments

The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated derivative instruments described within this note as hedges for accounting purposes.

Foreign Exchange Risk

In May 2012 and September 2013, concurrently with the issuance of NOK 700 million and NOK 900 million, respectively, of senior unsecured bonds (see Note 7), the Partnership entered into cross currency swaps and pursuant to these swaps the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2017 and 2018, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at March 31, 2014.

					Fair Value / Carrying	Weighted-
Principal	Principal	Floating Rate Receivable			Amount of	Average
Amount NOK	Amount $	Reference Rate	Margin	Fixed Rate Payable	(Liability) $	Remaining Term (Years)
700,000	125,000	NIBOR	5.25%	6.88%	(11,310)	3.1
900,000	150,000	NIBOR	4.35%	6.43%	(2,980)	4.4

					(14,290)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Interest Rate Risk

The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt and floating-rate restricted cash deposits. As at March 31, 2014, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	402,617	(80,606)	22.8	4.9
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	194,767	(38,854)	5.0	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(13,181)	4.5	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(13,510)	2.8	5.3
U.S. Dollar-denominated interest rate swaps (iii)	LIBOR	187,500	(32,696)	14.8	5.2
U.S. Dollar-denominated interest rate swaps (iii)	LIBOR	80,335	(3,345)	7.3	2.8
U.S. Dollar-denominated interest rate swaps (iv)	LIBOR	320,000	521	2.0	2.9
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	469,039	103,634	22.8	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (v)	EURIBOR	336,853	(38,329)	6.8	3.1

			(116,366)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at March 31, 2014, ranged from 0.30% to 3.20%.
(ii)	Principal amount reduces quarterly.
(iii)	Principal amount reduces semi-annually.
(iv)

These interest rate swaps are being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2021. These interest rate swaps are subject to mandatory early termination in 2016 whereby the swaps will be settled based on their fair value at that time.

(v)	Principal amount reduces monthly to 70.1 million Euros ($96.5 million) by the maturity dates of the swap agreements.

As at March 31, 2014, the Partnership had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provide for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at March 31, 2014, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $103.6 million and an aggregate fair value liability amount of $180.2 million.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Derivative

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative asset at March 31, 2014 was $2.5 million (December 31, 2013 – an asset of $6.3 million).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Accounts receivable/ Advances to affiliates	Current portion of derivative assets	Derivative assets	Accrued liabilities	Current portion of derivative liabilities	Derivative liabilities
As at March 31, 2014
Interest rate swap agreements	4,493	17,271	82,391	(8,605)	(77,270)	(134,646)
Cross currency swap agreements	—	—	—	(126)	(1,182)	(12,982)
Toledo Spirit time-charter derivative	—	650	1,850	—	—	—

	4,493	17,921	84,241	(8,731)	(78,452)	(147,628)

As at December 31, 2013
Interest rate swap agreements	4,608	17,044	59,467	(10,960)	(75,615)	(114,187)
Cross currency swap agreement	—	—	—	(155)	(1,365)	(16,716)
Toledo Spirit time-charter derivative	1,544	1,400	3,400	—	—	—

	6,152	18,444	62,867	(11,115)	(76,980)	(130,903)

Realized and unrealized gains (losses) relating to interest rate swap agreements and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income and comprehensive income. The effect of the gain (loss) on these derivatives on the Partnership’s consolidated statements of income and comprehensive income is as follows:

	Three Months Ended March 31,
	2014			2013
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(9,244)	4,023	(5,221)	(9,526)	(1,259)	(10,785)
Toledo Spirit time-charter derivative	—	(2,300)	(2,300)	—	2,500	2,500

	(9,244)	1,723	(7,521)	(9,526)	1,241	(8,285)

Unrealized and realized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange (loss) gain in the Partnership’s consolidated statements of income and comprehensive income. For the three months ended March 31, 2014 and 2013, unrealized gains (losses) relating to the cross currency swap agreements of $3.9 million and ($6.2) million, respectively, and realized (losses) gains of ($0.4) million and $0.1 million, respectively, were recognized in earnings.

11.	Commitments and Contingencies

a) In December 2012, July 2013 and November 2013, the Partnership signed contracts with Daewoo Shipbuilding & Marine Engineering Co., Ltd., (or DSME) for the construction of five 173,400-cubic meter LNG carriers at a total cost of approximately $1,050 million. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. The two vessels ordered in December 2012 are scheduled for delivery in 2016 and, upon delivery of the vessels, will be chartered to Cheniere Marketing L.L.C. at fixed rates for a period of five years. The Partnership intends to secure charter contracts for the remaining three vessels prior to their delivery in 2017. As at March 31, 2014, costs incurred under these newbuilding contracts totaled $98.1 million and the estimated remaining costs to be incurred are $91.0 million (remainder of 2014), $137.7 million (2015), $296.9 million (2016) and $426.3 million (2017).

b) As described in Note 4, the Teekay Nakilat Joint Venture is the lessee under 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture contemplate the termination of the RasGas II Leases or entertain other alternatives for the leasing structure. The Teekay Nakilat Joint Venture has declined the request from HMRC to voluntarily terminate the RasGas II Leases as it does not believe that HMRC will be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision from the First Tribunal, regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. HMRC has been granted leave to further appeal the 2013 decision to the Court of Appeal. If the HMRC is able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Partnership estimates its 70% share of the potential exposure to be approximately $34 million, exclusive of potential financing costs and interest rate swap termination costs.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

12.	Total Capital and Net Income Per Unit

At March 31, 2014, approximately 66.0% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

In 2013, the Partnership implemented a continuous offering program (or COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. The Partnership did not sell any units under the COP during the first quarter of 2014.

Net Income Per Unit

Net income per common unit is determined by dividing net income, after deducting the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period. The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains or losses.

During the three months ended March 31, 2014 and 2013, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income, please refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

13.	Unit-Based Compensation

During the three months ended March 31, 2014, a total of 9,521 common units, with an aggregate value of $0.4 million, were granted to the non-management directors of the General Partner as part of their annual compensation for 2014. Of this amount, 7,790 units were issued in March 2014 and the remaining units were issued in April 2014.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Partnership‘s unit-based compensation awards are reflected in general and administrative in the Partnership’s consolidated statements of income and comprehensive income.

During March 2014 and 2013, the Partnership granted 32,378 and 36,878 restricted units, respectively, with a grant date fair value of $1.3 million and $1.5 million, respectively, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units. During the three months ended March 31, 2014, a total of 7,076 restricted units with a fair value of $0.3 million vested. During the three months ended March 31, 2014 and 2013, the Partnership recorded an expense of $1.1 million and $0.5 million, respectively, related to the restricted units.

14.	Restructuring Charge

Compania Espanole de Petroles, S.A. (or CEPSA), the charterer and owner of the Partnership’s conventional vessels under capital lease, the Tenerife Spirit and Algeciras Spirit, reached an agreement to sell the vessels to a third-party on November 2013 and January 2014, respectively. On redelivery of the vessels, the charter contract with the Partnership was terminated. The Tenerife Spirit and Algeciras Spirit delivered to their new owners in December 2013 and February 2014, respectively. As a result of these sales, the Partnership has recorded a restructuring charge of $1.8 million in December 2013 relating to seafarer severance payments, of which $0.7 million has been paid during the three months ended March 31, 2014. The balance outstanding of $1.1 million as at March 31, 2014 (December 31, 2013 – $1.8 million) is included in accrued liabilities on the consolidated balance sheets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

15.	Supplemental Cash Flow Information

a) As described in Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2013, the sale of the Algeciras Spirit resulted in the vessel under capital lease being returned to the owner and the capital lease obligation being concurrently extinguished. Therefore, the sale of the vessel under capital lease of $30.1 million and the concurrent extinguishment of the corresponding capital lease obligation of $30.1 million was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

b) As described in Note 6, the portion of the dividends declared by the Teekay Tangguh Joint Venture that was used to settle the advances made to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker of $14.4 million was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

16.	Accounting Pronouncements Not Yet Adopted

In April 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is defined as: (1) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (2) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 is effective for fiscal years beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in the financial statements previously issued or available for issuance. The impact, if any, of adopting ASU 2014-08 on the Partnership’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2014

PART I – FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2013.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. As of March 31, 2014, we had a fleet of 34 LNG carriers (including one regasification unit and five newbuilding carriers), 31 LPG/Multigas carriers (including 12 newbuilding carriers and four chartered-in carriers) and nine conventional tankers which generally operate under long-term, fixed-rate charters. Our interests in these vessels, excluding the five chartered-in LPG carriers, range from 33% to 100%.

SIGNIFICANT DEVELOPMENTS IN 2014

Yamal LNG Project

In March 2014, we, through a new 50/50 joint venture with a China-based LNG shipping company, are currently in negotiations to provide six internationally-flagged icebreaker LNG carriers for the Yamal LNG project, located in the Yamal Peninsula in Northern Russia. The Yamal LNG project is a joint venture between Russia-based Novatek (60%), France-based Total (20%) and China-based China National Petroleum Corporation (20%), and is expected to consist of three LNG trains with a total capacity of approximately 16.5 million metric tons of LNG per annum. The project is currently scheduled to start-up in 2017. The LNG will be transported from Northern Russia to Europe and Asia.

Sale of Vessels

Compania Espanole de Petroles, S.A. (or CEPSA), the charterer and owner of the Algeciras Spirit conventional vessel under capital lease, reached an agreement in January 2014 to sell the vessel to a third-party. On redelivery of the vessel to CEPSA, the charter contract with us was terminated and the Algeciras Spirit was delivered to its new owners in February 2014.

Exmar LPG Fleet Renewal

We hold a 50% interest in Exmar LPG BVBA, a joint venture with Belgium-based Exmar NV to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. One of Exmar LPG BVBA’s 12 LPG newbuilding carriers, the Waasmunster, delivered on April 1, 2014. There are two additional LPG newbuilding carriers scheduled for delivery in 2014. As a result of these newbuilding deliveries, and as part of its fleet renewal strategy, Exmar LPG BVBA agreed to sell two of its LPG carriers. The Temse was sold and delivered to its new owner in March 2014 and the Flanders Harmony is expected to be delivered to its new owner in June 2014. In addition, the chartered-in contract for Berlian Ekuator expired in January 2014 and was delivered back to its owner.

LNG Newbuildings

In prior years, we entered into agreements with Daewoo Shipbuilding & Marine Engineering Co., Ltd. (or DSME) to construct a total of five LNG carrier newbuildings for a total cost of approximately $1,050 million. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel efficient and have lower emission levels than other engines currently being utilized in LNG shipping. We also hold options with DSME to order up to three additional LNG carrier newbuildings, which options expire in May 2014. We secured five-year time-charter contracts with Cheniere Marketing L.L.C. for two of the five LNG carrier newbuildings, which will commence upon their delivery in the first half of 2016. We intend to secure charter contracts for the other three LNG carrier newbuildings prior to their deliveries in 2017.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 29, 2014.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment, each of which are discussed below.

Liquefied Gas Segment

As at March 31, 2014, our liquefied gas segment fleet included 34 LNG carriers and 31 LPG/Multigas carriers, in which our interests ranged from 33% to 100%. However, the table below only includes 13 LNG carriers and five LPG/Multigas carriers, which are accounted for under the consolidation method of accounting. The table excludes five newbuilding LNG carriers and the following vessels accounted for under the equity method: (i) six LNG carriers relating to our joint venture with Marubeni Corporation (or the MALT LNG Carriers), (ii) four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers), (iii) four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) and (iv) two LNG carriers (or the Exmar LNG Carriers) and 26 LPG carriers (or the Exmar LPG Carriers) relating to our joint ventures with Exmar.

The following table compares our liquefied gas segment’s operating results for the three months ended March 31, 2014 and 2013, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2014 and 2013 to voyage revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to those of other companies which may calculate similar measures differently. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,
	2014	2013	% Change

Voyage revenues	74,964	68,030	10.2
Voyage expenses	823	—	100.0

Net voyage revenues	74,141	68,030	9.0
Vessel operating expenses	14,714	13,993	5.2
Depreciation and amortization	18,113	17,290	4.8
General and administrative (1)	4,748	3,684	28.9

Income from vessel operations	36,566	33,063	10.6

Operating Data:
Revenue Days (A)	1,574	1,399	12.5
Calendar-Ship-Days (B)	1,620	1,440	12.5
Utilization (A)/(B)	97.2%	97.2%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Our liquefied gas segment’s total calendar-ship-days increased by 12.5% to 1,620 days in 2014 from 1,440 days in 2013, as a result of the acquisition and delivery of two LNG carriers from Awilco (or the Awilco LNG Carriers), the Wilforce and Wilpride, in September 2013 and November 2013, respectively. During the three months ended March 31, 2014, two of our vessels were off-hire for a total of 46 days compared to one vessel being off-hire for 41 days in the same period last year. As a result of the above, our utilization remained consistent at 97.2% for the three months ended March 31, 2014 and 2013.

Net Voyage Revenues. Net voyage revenues increased for the three months ended March 31, 2014 from the same period last year, primarily as a result of:

•	an increase of $6.5 million for the three months ended March 31, 2014 as a result of the acquisition and delivery of the Awilco LNG Carriers in September 2013 and November 2013, respectively;

•	an increase of $2.1 million for the three months ended March 31, 2014 due to the Arctic Spirit being off-hire for 41 days in the first quarter of 2013 for a scheduled dry docking; and

•	an increase of $0.7 million for the three months ended March 31, 2014 due to operating expense and dry-docking recovery adjustments under our charter provisions for Tangguh Hiri and Tangguh Sago;

partially offset by:

•	a decrease of $1.9 million for the three months ended March 31, 2014 due to the Galicia Spirit being off-hire for 28 days in the first quarter of 2014 for a scheduled dry docking; and

•	a decrease of $1.8 million for the three months ended March 31, 2014 relating to 18 days of unscheduled off-hire in the first quarter of 2014 due to repairs required for one of our LNG carriers.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2014 from the same period last year, primarily as a result of:

•	an increase of $0.8 million for the three months ended March 31, 2014 as a result of higher manning costs due to wage increases in certain of our LNG carriers;

partially offset by:

•

a decrease of $0.5 million for the three months ended March 31, 2014 primarily due to main engine overhauls and spares and consumables purchased for the Tangguh Hiri and Tangguh Sago for the dry docking of these vessels in 2013;

Depreciation and Amortization. Depreciation and amortization increased for the three months ended March 31, 2014 from the same period last year, primarily as a result of the amortization of dry-dock expenditures incurred in 2013 and the first quarter of 2014.

Conventional Tanker Segment

As at March 31, 2014, our fleet included eight Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, six of which we own and three of which we lease under capital leases. All of our conventional tankers operate under fixed-rate charters. The Bermuda Spirit’s and Hamilton Spirit’s time-charter contracts were amended in the fourth quarter of 2012 to reduce the daily hire rate on each by $12,000 per day for a duration of 24 months, commencing October 1, 2012. However, during this renegotiated period, if Suezmax tanker spot rates exceed the renegotiated charter rate, the charterer will pay us the excess amount up to a maximum of the original charter rate. The impact of the change in hire rates is not fully reflected in the table below as the change in the lease payments are being recognized on a straight-line basis over the term of the lease.

In addition, CEPSA, the charterer and owner of our conventional vessels under capital lease reached an agreement for the third-party sale of the Algeciras Spirit in January 2014, and on redelivery of the vessel to CEPSA, the charter contract with the Partnership was terminated. The Algeciras Spirit was delivered to its new owner in February 2014. The time-charter contract for Huelva Spirit, one of the three remaining Suezmax tankers we lease under a capital lease, on charter to CEPSA, has a cancellation option that was first exercisable in April 2014. We have been notified by the charterer of its intention to terminate the charter contract for the Huelva Spirit and proceed with the sale of the vessel. Upon sale of the vessels, we will not be required to pay the balance of the capital lease obligations as the vessels under capital leases will be returned to the owner and the capital lease obligations will be concurrently extinguished. We did not record a gain or loss on the sale of the Algeciras Spirit and we do not expect to record a gain or loss on future sales of vessels under these capital leases. When the vessels are sold to a third party, we will be subject to seafarer severance related costs. Seafarer severance costs related to the Algeciras Spirit were recorded in the fourth quarter of 2013.

The following table compares our conventional tanker segment’s operating results for the three months ended March 31, 2014 and 2013, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2014 and 2013 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,
	2014	2013	% Change

Voyage revenues	26,526	29,077	(8.8)
Voyage expenses	510	391	30.4

Net voyage revenues	26,016	28,686	(9.3)
Vessel operating expenses	9,542	11,323	(15.7)
Depreciation and amortization	5,997	6,853	(12.5)
General and administrative (1)	1,660	1,785	(7.0)

Income from vessel operations	8,817	8,725	1.1

Operating Data:
Revenue Days (A)	842	990	(15.0)
Calendar-Ship-Days (B)	869	990	(12.3)
Utilization (A)/(B)	96.9%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

During the three months ended March 31, 2014, one of our vessels was off-hire for a total of 27 days for a scheduled dry docking, compared to having no vessels off-hire during the same period in 2013. As a result, our utilization decreased to 96.9% for the three months ended March 31, 2014 compared to 100.0% for the same period in 2013.

Net Voyage Revenues. Net voyage revenues decreased for the three months ended March 31, 2014 from the same period last year, primarily as a result of:

•	a decrease of $3.6 million for the three months ended March 31, 2014 due to the sale of the Tenerife Spirit and Algeciras Spirit in December 2013 and February 2014, respectively; and

•	a decrease of $0.4 million for the three months ended March 31, 2014 due to the Bermuda Spirit being off-hire for 27 days in the first quarter of 2014 for its dry docking;

partially offset by:

•

an increase of $1.6 million for the three months ended March 31, 2014 due to higher revenues earned by the Bermuda Spirit and Hamilton Spirit relating to the agreement between us and the charterer as Suezmax tanker spot rates exceeded the renegotiated charter rate in the first quarter of 2014.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2014 compared to the same period last year, primarily as a result of the sale of the Tenerife Spirit and Algeciras Spirit in December 2013 and February 2014, respectively.

Depreciation and Amortization. Depreciation and amortization decreased for the three months ended March 31, 2014, from the same period last year, primarily as a result of the sale of the Tenerife Spirit and Algeciras Spirit in December 2013 and February 2014, respectively.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $6.4 million for the three months ended March 31, 2014 from $5.5 million for the same period last year, primarily due to:

•

an increase of $0.6 million for the three months ended March 31, 2014 due to the timing of accounting recognition of restricted unit awards as a result of certain senior personnel meeting retirement eligibility criteria; and

•

an increase of $0.6 million for the three months ended March 31, 2014 due to higher advisory fees incurred in the first quarter of 2014 to support our debt financing and business development activities.

Equity Income. Equity income decreased to $20.4 million for the three months ended March 31, 2014 from $26.4 million for the same period last year, as set forth in the table below:

(in thousands of U.S. Dollars)	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Total Equity Income

Three months ended March 31, 2014	(777)	2,720	4,683	8,770	4,977	20,373
Three months ended March 31, 2013	5,266	2,497	1,340	11,404	5,917	26,424

Difference	(6,043)	223	3,343	(2,634)	(940)	(6,051)

The $6.0 million decrease for the three months ended March 31, 2014 in our 33% investment in the four Angola LNG Carriers was primarily due to an unrealized loss on derivative instruments in the first quarter of 2014 as a result of long-term LIBOR benchmark interest rates decreasing, compared to an unrealized gain on derivative instruments in the same period last year.

The $2.6 million decrease for the three months ended March 31, 2014 in our 52% investment in the six LNG carriers from the MALT LNG Carriers was primarily due to higher interest margins upon completion of debt refinancing within the Teekay LNG-Marubeni Joint Venture in June and July 2013, increase in operating expenses as a result of main engine overhauls and a damage claim for the Woodside Donaldson in the first quarter of 2014 which will be repaired during its scheduled dry docking in the second quarter of 2014. These decreases were partially offset by less off-hire days as the Methane Spirit was off-hire for 28 days in the first quarter of 2013 for a scheduled dry docking as compared to only 10 off-hire days in the first quarter of 2014 for the scheduled dry docking of the Magellan Spirit.

The $0.9 million decrease for the three months ended March 31, 2014 in our 40% investment in RasGas 3 LNG Carriers was primarily due to a one-time performance claim incurred in the first quarter of 2014.

A $3.3 million increase for the three months ended March 31, 2014 was due to the acquisition of a 50% ownership interest in Exmar LPG BVBA in February 2013.

Interest Expense. Interest expense increased to $14.8 million for the three months ended March 31, 2014 from $13.2 million for the same period last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:

•	an increase of $2.0 million for the three months ended March 31, 2014 as a result of the NOK bond issuance in September 2013; and

•	an increase of $1.1 million for the three months ended March 31, 2014 relating to a new debt facility used to fund the delivery of the first Awilco LNG Carrier in late-2013;

partially offset by:

•	a decrease of $1.0 million for the three months ended March 31, 2014 due to a decrease in LIBOR and debt repayments during 2013 and the first quarter of 2014; and

•

a decrease of $0.7 million for the three months ended March 31, 2014 due to lower interest on capital lease obligations associated with the sale of the Tenerife Spirit and Algeciras Spirit in December 2013 and February 2014, respectively.

Interest Income. Interest income remained consistent for the three months ended March 31, 2014 compared to the same period last year.

Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized loss on derivative instruments decreased to $7.5 million for the three months ended March 31, 2014 from $8.3 million in the same period last year, as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2014			2013
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(9,244)	4,023	(5,221)	(9,526)	(1,259)	(10,785)
Toledo Spirit time-charter derivative	—	(2,300)	(2,300)	—	2,500	2,500

	(9,244)	1,723	(7,521)	(9,526)	1,241	(8,285)

As at March 31, 2014 and 2013, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $1,049.5 million and $873.0 million, respectively, with average fixed rates of 4.3% and 4.6%, respectively. The slight decrease in realized losses from 2013 to 2014 relating to our interest rate swaps was primarily due to higher short-term variable interest rates in the first quarter of 2014 compared to the same period in 2013.

Long-term LIBOR benchmark interest rates decreased during the three months ended March 31, 2014 and increased during the three months ended March 31, 2013, which resulted in us recognizing an unrealized gain of $22.6 million for the three months ended March 31, 2014 and an unrealized loss of $20.5 million for the three months ended March 31, 2013 from our interest rate swaps associated with our restricted cash deposits.

During the three months ended March 31, 2014, we recognized unrealized losses on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. This resulted from $24.1 million of unrealized losses relating to decreases in long-term LIBOR benchmark interest rates relative to the prior quarter; partially offset by a transfer of $12.2 million of previously recognized unrealized losses to realized losses related to actual cash settlements.

During the three months ended March 31, 2013, we recognized unrealized gains on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. The unrealized gains resulted from the transfer of $12.3 million of previously recognized unrealized losses to realized losses related to actual cash settlements and an additional $3.6 million of unrealized gains relating to increases in long-term LIBOR benchmark interest rates relative to the prior quarter.

Long-term EURIBOR benchmark interest rates decreased during the three months ended March 31, 2014 and increased during the three months ended March 31, 2013, which resulted in us recognizing unrealized losses of $6.7 million and unrealized gains of $3.3 million on our interest rate swaps, respectively, associated with our Euro-denominated long-term debt.

The projected average tanker rates in the tanker market at March 31, 2014 increased compared to December 31, 2013, which resulted in a $2.3 million unrealized loss on our Toledo Spirit time-charter derivative. The projected average tanker rates in the tanker market at March 31, 2013 decreased compared to December 31, 2012, which resulted in a $2.5 million unrealized gain on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

Please see “Item 5 – Operating and Financial Review and Prospects: Valuation of Derivative Instruments” in our Annual Report on Form 20-F for the year ended December 31, 2013, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized loss on derivative instruments.

Foreign Currency Exchange (Losses) and Gains. Foreign currency exchange (losses) and gains were ($0.8) million for the three months ended March 31, 2014, compared to $8.2 million for the same period last year. Our foreign currency exchange losses and gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans and restricted cash for financial reporting purposes and the realized and unrealized losses on our cross currency swaps. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended March 31, 2014, foreign currency exchange (losses) gains include a realized loss of ($0.4) million and an unrealized gain of $3.9 million on our cross currency swap, and an unrealized loss of ($3.7) million on the revaluation of our Norwegian Kroner-denominated debt. For the three months ended March 31, 2014, foreign currency exchange losses also include the revaluation of our Euro-denominated restricted cash, debt and capital leases of ($0.6) million.

For the three months ended March 31, 2013, foreign currency exchange gains (losses) include a realized gain of $0.1 million and an unrealized loss of $6.2 million on our cross currency swap, and an unrealized gain of $5.9 million on the revaluation of our Norwegian Kroner-denominated debt. For the three months ended March 31, 2013, foreign currency exchange gains (losses) also include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $8.1 million.

Other Income. Other income remained consistent for the three months ended March 31, 2014 compared to the same period last year.

Income Tax Expense. Income tax expense decreased to $0.4 million for the three months ended March 31, 2014 from $0.8 million, for the same period last year, primarily due to expected lower taxable income in taxable jurisdictions.

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, with original terms typically between 10 to 25 years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, is generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay these quarterly distributions on our outstanding units, payment of operating expenses, dry-docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 7 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the ship-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into a new line of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having a significant impact on our short-term liquidity requirements. As at March 31, 2014, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

We have two facilities that require us to maintain vessel value to outstanding loan principal balance ratios of 110% and 115%, respectively. As at March 31, 2014, we had vessel value to outstanding loan principal balance ratios of 138% and 151%, respectively. The vessel values are determined using second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices that could be obtained if we sold any of the vessels.

As at March 31, 2014, our cash and cash equivalents were $94.8 million, compared to $139.5 million at December 31, 2013. Our total liquidity which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $416.0 million as at March 31, 2014, compared to $332.2 million as at December 31, 2013. The increase in total liquidity is primarily due to a new $130.0 million term loan entered into in March 2014 relating to the second Awilco LNG Carrier, the Wilpride, which was not drawn until early-April 2014.

As of March 31, 2014, we had a working capital deficit of $194.4 million. The working capital deficit includes a $93.6 million current capital lease obligation for three Suezmax tankers, under which the owner has the option to require us to purchase the vessels. The owner also has cancellation rights, as the charterer, under the charter contracts for these Suezmax tankers. For one of the three Suezmax tankers, the cancellation option was first exercisable in April 2014. We were notified by the charterer of its intention to terminate the charter contract for the Huelva Spirit and proceed with the sale of the vessel. Upon sale of the vessel, we will not be required to repay the capital lease obligation as the vessel under capital lease will be returned to the owner and the capital lease obligation will be concurrently extinguished.

We expect to manage the remaining portion of our working capital deficit primarily with net operating cash flow generated in 2014 and, to a lesser extent, existing undrawn revolving credit facilities. As at March 31, 2014, we had undrawn medium-term credit facilities of $321.2 million.

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2014	2013
Net cash flow from operating activities	41,399	36,561
Net cash flow (used for) from financing activities	(88,232)	77,095
Net cash flow from (used for) investing activities	2,176	(136,251)

Operating Cash Flows. Net cash flow from operating activities increased to $41.4 million for the three months ended March 31, 2014, from $36.6 million for the same period last year, primarily due to the acquisition and delivery of the two Awilco LNG Carriers in late-2013 and an increase in revenue from the Bermuda Spirit and Hamilton Spirit as a result of the agreement between us and the charterer as Suezmax tanker spot rates exceeded the renegotiated charter rate in the first quarter of 2014; partially offset by the sale of the Tenerife Spirit and Algeciras Spirit in December 2013 and February 2014, respectively, and 18 days of unscheduled off-hire in the first quarter of 2014 due to repairs required for one of our LNG carriers. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repair and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessel’s maintenance schedule.

Financing Cash Flows. Net cash flow (used for) from financing activities was ($88.2) million for the three months ended March 31, 2014, compared to $77.1 million for the same period last year. Proceeds from long-term debt decreased by $175.2 million as proceeds from long-term debt for the three months ended March 31, 2013 were primarily used to fund the acquisition of our 50 percent interest in the Exmar LPG Carriers in February 2013. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. From time to time, we refinance our loans and revolving credit facilities. The decrease in proceeds from long-term debt was partially offset by a reduction in advances of $16.8 million to our equity accounted joint ventures as described in Item 1 – Financial Statements: Note 6b – Advances to Joint Venture Partner and Equity Accounted Joint Ventures.

Cash distributions paid during the three months ended March 31, 2014 increased to $58.9 million from $53.0 million for the same period last year. This increase was the result of an increase in the number of units eligible to receive the cash distribution as a result of a common unit public offering in October 2013; a common unit private placement in July 2013; units issued as a result of the COP that commenced during the second quarter of 2013; and a 2.5 percent increase in the quarterly cash distribution per unit commencing in the fourth quarter of 2013 and paid in February 2014. In addition, cash paid to non-controlling interests increased by $7.1 million primarily as a result of cash dividends of $21.5 million paid in the first quarter of 2014 by Teekay BLT Corporation, our consolidated joint venture with BLT LNG Tangguh Corporation in which we hold a 69% ownership interest.

Investing Cash Flows. Net cash flow from (used for) investing activities was $2.2 million for the three months ended March 31, 2014, compared to ($136.3) million for the same period last year. During the three months ended March 31, 2013, we used cash of $136.8 million to fund our 50 percent interest in the Exmar LPG Carriers.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at March 31, 2014:

	Total	Remainder of 2014	2015 and 2016	2017 and 2018	Beyond 2018
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,154.9	63.2	218.0	528.6	345.1
Commitments under capital leases (2)	106.4	32.7	15.5	58.2	—
Commitments under capital leases (3)	947.1	18.0	48.0	48.0	833.1
Commitments under operating leases (4)	371.9	18.6	49.6	49.6	254.1
Purchase obligations (5)	951.9	91.0	434.6	426.3	—

Total U.S. Dollar-Denominated obligations	3,532.2	223.5	765.7	1,110.7	1,432.3

Euro-Denominated Obligations: (6)
Long-term debt (7)	336.9	12.5	36.8	183.8	103.8

Total Euro-Denominated obligations	336.9	12.5	36.8	183.8	103.8

Norwegian Kroner-Denominated Obligations: (6)
Long-term debt (8)	267.2	—	—	267.2	—

Total Norwegian Kroner-Denominated obligations	267.2	—	—	267.2	—

Totals	4,136.3	236.0	802.5	1,561.7	1,536.1

(1)

Excludes expected interest payments of $12.5 million (remainder of 2014), $27.9 million (2015 and 2016), $18.3 million (2017 and 2018) and $11.6 million (beyond 2018). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at March 31, 2014, plus margins on debt that has been drawn that ranges up to 3.20% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)

Includes, in addition to lease payments, amounts we may be required to pay to purchase three leased vessels from 2014 to the end of the period when cancellation options are first exercisable. For one of the vessels, Huelva Spirit, the owner has notified us that it intends to terminate the capital lease. The purchase price for any vessels we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisty any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read Item 1 – Financial Statements: Note 4(v) – Vessel Charters.

(3)

Existing restricted cash deposits of $475.8 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $325.4 million for these leases from 2014 to 2029.
(5)

In December 2012, July 2013 and November 2013, we entered into agreements for the construction of five LNG newbuildings. The remaining cost for these five newbuildings totaled $951.9 million as of March 31, 2014, including estimated interest and construction supervision fees. The table above excludes 12 LPG newbuilding carriers scheduled for delivery between April 2014 and 2018 in the joint venture between Exmar and us. As at March 31, 2014, our 50% share of the remaining cost for these 12 newbuildings totaled $259.3 million, including estimated interest and construction supervision fees. One of the newbuilding LPG carriers delivered in April 2014.

(6)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2014.
(7)

Excludes expected interest payments of $4.4 million (remainder of 2014), $10.9 million (2015 and 2016), $7.8 million (2017 and 2018) and $3.0 million (beyond 2018). Expected interest payments are based on EURIBOR at March 31, 2014, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2014. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(8)	Excludes expected interest payments of $12.9 million (remainder of 2014), $34.3 million (2015 and 2016) and $17.8 million (2017 and 2018).

Expected interest payments are based on NIBOR at March 31, 2014, plus margins that range up to 5.25%, as well as the prevailing U.S. Dollar/NOK exchange rate as of March 31, 2014. The expected interest payments do not reflect the effect of the related cross currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The details of our equity accounted investments are shown in Item 18 – Financial Statements: Note 5 – Equity Method Investments of our Annual Report on Form 20-F for the year ended December 31, 2013. In addition, please read Item 1 – Financial Statements: Note 5 – Equity Method Investments.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions discussed in Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates of our Annual Report on Form 20-F for the year ended December 31, 2013, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2013. There have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At March 31, 2014, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at March 31, 2014, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2014 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our ability to make cash distributions on our units or any increases in quarterly distributions;

•	our future financial condition and results of operations and our future revenues and expenses;

•	growth prospects of the LNG and LPG shipping and oil tanker markets;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;

•	our ability to conduct and operate our business and the business of our subsidiaries in a manner than minimizes taxes imposed upon us and our subsidiaries;

•	the expected lifespan of our vessels;

•

estimated minimum charter hire payments for the remainder of 2014 and the next four fiscal years, and our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•

expected purchases and deliveries of newbuilding vessels and commencement of service of newbuildings under charter contracts and our ability to obtain charter contracts on our newbuildings, including the five LNG newbuildings ordered from DSME and 11 remaining LPG newbuildings ordered within Exmar LPG BVBA;

•

the expected timing, amount and method of financing for the possible purchase of three of our leased Suezmax tankers, the five LNG carrier newbuildings ordered from DMSE and eight of the 11 remaining LPG carrier newbuildings ordered within Exmar LPG BVBA;

•	the expected technical and operational capabilities of newbuildings, including the benefits of the M-type, Electronically Controlled, Gas Injection twin engines in certain LNG carrier newbuildings;

•	the expected sale or redelivery of certain vessels, including the Flanders Harmony;

•	our expectation that we will not record a gain or loss on future sales of vessels under capital lease;

•	the expected cancellation of our charter contract for the Huelva Spirit and sale of the vessel by the charterer to a third party;

•	the expected source of funds for short-term and long-term liquidity needs;

•	estimated capital expenditures and our ability to fund them;

•	the expected source of funds to manage our working capital deficit;

•	our continued ability to enter into long-term, fixed-rate time-charters with our LNG and LPG customers;

•	the recent economic downturn and financial crisis in the global market and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	obtaining LNG and LPG projects that we or Teekay Corporation bid on or that Teekay Corporation has been awarded;

•	our expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	the possibility that goodwill attributable to a reporting unit might be impaired for the remainder of the year;

•

our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•

our expectations regarding the letter of intent entered into for the Yamal LNG Project and related vessel orders and charters, including the project’s expected volume of LNG to be produced and its scheduled start date and our ability to finalize the applicable contracts;

•	anticipated taxation of our partnership and its subsidiaries; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in financial stability of banks providing letters of credit for us or our joint ventures; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; spot tanker market rate fluctuations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our newbuilding carriers; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations or the outcome of tax positions; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; potential inability to negotiate and complete the proposed transactions relating to the Yamal LNG Project, including vessel orders and related financing; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2013. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2014

PART I – FINANCIAL INFORMATION

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2014, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and capital lease obligations as well as the potential exercise of early termination options for certain of our interest rate swaps.

Expected Maturity Date

	Remainder							Fair
	of					There-		Value
	2014	2015	2016	2017	2018	after	Total	Liability	Rate(1)
	(in millions of U.S. Dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	44.5	111.3	56.9	57.6	421.2	327.6	1,019.1	(952.9)	1.3%
Variable Rate (Euro) (3) (4)	12.5	17.8	19.0	20.4	163.4	103.8	336.9	(315.0)	1.8%
Variable Rate (NOK) (4) (5)	—	—	—	116.9	150.3	—	267.2	(280.8)	6.4%

Fixed-Rate Debt ($U.S.)	18.7	24.9	24.9	24.9	24.9	17.5	135.8	(136.9)	5.3%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.0%	5.3%

Capital Lease Obligations: (6)
Fixed-Rate ($U.S.) (7)	30.1	4.4	4.5	28.3	26.3	—	93.6	(93.6)	6.2%
Average Interest Rate (8)	7.8%	5.4%	5.4%	4.6%	6.4%	—	6.2%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	17.2	31.3	351.9	162.7	62.5	347.0	972.6	(101.1)	4.4%
Average Fixed Pay Rate (2)	4.8%	4.6%	3.1%	5.1%	4.8%	5.4%	4.4%
Contract Amount (Euro) (4) (10)	12.5	17.7	19.0	20.4	163.3	104.0	336.9	(38.3)	3.1%
Average Fixed Pay Rate (3)	3.1%	3.1%	3.1%	3.1%	2.6%	3.8%	3.1%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate term loans, which as of March 31, 2014 ranged from 0.30% to 3.20%. Please read Item 1 – Financial Statements: Note 7 – Long-Term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2014.

(5)

Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK 700 million and NOK 900 million debt have been economically hedged with cross currency swaps, to swap all interest and principal payments into U.S. Dollars, with the respective interest payments fixed at a rate of 6.88% and 6.43%, respectively, and the transfer of principal locked in at $125.0 million and $150.0 million, respectively, upon maturity. Please see below in the foreign currency fluctuation section and read Item 1 – Financial Statements: Note 10 Derivative Instruments.

(6)

Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 – Financial Statements: Note 4 – Vessel Charters), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at March 31, 2014 totaled $475.8 million, and the lease obligations, which as at March 31, 2014 totaled $473.0 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat Corporation is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2014, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat Corporation’s capital lease obligations and restricted cash deposits were $402.6 million and $469.0 million, ($80.6) million and $103.6 million, and 4.9% and 4.8%, respectively.

(7)

The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable. Please read Item 1 – Financial Statements: Note 4(v) – Vessel Charters.

(8)

The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.
(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 11 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At March 31, 2014, the fair value of this derivative asset was $2.5 million and the change from December 31, 2013 to the reporting period has been reported in realized and unrealized loss on derivative instruments.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. Dollars because primarily all of our revenues and most of our operating costs are in U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our NOK-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans of 244.7 million Euros ($336.9 million) and Euro-denominated restricted cash deposits of 14.0 million Euros ($19.2 million), respectively, as at March 31, 2014. We also incur NOK-denominated interest expense on our NOK-denominated bonds; however, we entered into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2017 through 2018, and to economically hedge the interest rate exposure. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our NOK-denominated bonds due in 2017 through 2018. Please read Item 1 – Financial Statements: Note 10 – Derivative Instruments. At March 31, 2014, the fair value of this derivative liability was $14.3 million and the change from December 31, 2013 to the reporting period has been reported in foreign currency exchange loss (gain). As a result, fluctuations in the Euro and NOK relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized loss on derivative instruments and foreign currency exchange (loss) gain.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2014

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K and the risk factor below, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2013, which could materially affect our business, financial condition or results of operations.

Our ability to provide LNG carriers through a joint venture for the Yamal LNG Project is subject to completion of negotiations and of the project, which may not occur.

In March 2014, we, through a new 50/50 joint venture with a China-based LNG shipping company, are currently in negotiations to provide six internationally-flagged icebreaker LNG carriers for the Yamal LNG project, located in the Yamal Peninsula in Northern Russia. The Yamal LNG project is a joint venture between Russia-based Novatek (60%), France-based Total (20%) and China-based China National Petroleum Corporation (20%), and is expected to consist of three LNG trains with a total capacity of approximately 16.5 million metric tons of LNG per annum. The project is currently scheduled to start-up in 2017. We and our joint venture partner may be unable to negotiate and finalize acceptable terms and documentation for the transaction, including its financing, and there is no assurance that the Yamal LNG Project will be completed or, if so, when it will be completed or the level of LNG it will produce.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

4.32	Agreement dated March 28, 2014, for a US$130,000,000 secured credit facility between Wilpride L.L.C. and Nordea Bank Finland plc, New York Branch and others.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-188387) FILED WITH THE SEC ON MAY 6, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

Date: May 27, 2014	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)